Exhibit 99.1

NeuroSense Completes PrimeC Pre-NDS Process and Advances Toward December 2026 Filing with Health Canada

Final meeting minutes reflect alignment with Health Canada on the planned content and structure of the ALS submission

CAMBRIDGE, Mass., Aug. 6, 2026 /PRNewswire/ -- NeuroSense Therapeutics Ltd. (NASDAQ: NRSN) (“NeuroSense”), a late-stage clinical biotechnology company focused on developing disease-modifying treatments for neurodegenerative diseases, today announced that it is targeting December 2026 for the filing of a New Drug Submission (“NDS”) with Health Canada for PrimeC, its lead therapeutic candidate for amyotrophic lateral sclerosis (“ALS”).

The filing target follows the successful finalization of the Pre-NDS process with Health Canada and the associated meeting minutes. The discussions with Health Canada provided alignment regarding the content and structure of the submission. Health Canada has also indicated that it has no concerns with the Company’s proposed filing timeline and advised the Company to target early December.

NDS is the Canadian equivalent of a New Drug Application (NDA) in the United States. Following the successful completion of the Pre-NDS process, the application will undergo an administrative screening and, if accepted for review, a comprehensive scientific evaluation. Health Canada’s target review timeline for a standard NDS is approximately 300 days following acceptance for review.

“We now have an alignment with the Canadian regulator and a clear operational target,” said Alon Ben-Noon, Chief Executive Officer of NeuroSense. “Our team is advancing the remaining clinical, biomarker, manufacturing and regulatory components of the NDS, with the objective of filing in December 2026. Canada represents an important potential market for PrimeC and, more importantly, an opportunity to bring a promising therapy to people living with ALS.”

Significant need for additional ALS treatments in Canada

Based on publicly reported Canadian data1, over 3,000 Canadians are currently living with ALS, and approximately 1,000 Canadians are diagnosed with the disease each year. Given the limited treatment options available and their modest clinical benefit, ALS remains a progressive and fatal neurodegenerative disease with substantial unmet medical need.

Health Canada-approved treatments for the broad ALS population include riluzole and edaravone. Based on the publicly reported Canadian list price assessed by the Canadian Agency for Drugs and Technologies in Health, now Canada’s Drug Agency, oral edaravone carries an estimated annual drug-acquisition cost of approximately C$120,000 (approximately US$85,000) per patient. Actual prices paid by public drug plans may differ because of confidential pricing arrangements and negotiated rebates.

NeuroSense believes these market dynamics underscore both the considerable healthcare burden associated with ALS and the need for additional therapies capable of meaningfully affecting disease progression and survival.

PrimeC clinical evidence

The planned NDS will be supported by the totality of evidence generated through NeuroSense’s Phase 2b PARADIGM clinical program, including:

●	Achievement of the study’s prespecified primary TDP-43 biomarker endpoint;

●	Long-term clinical outcomes demonstrating consistent effects on ALSFRS-R decline;

●	Statistically significant ~15-month median survival benefit (HR 0.35, p=0.0037);

●	Consistent findings across PrimeC’s multi-pathway biomarker program; and

●	A favorable safety and tolerability profile during extended treatment and follow-up.

1	https://news.ontario.ca/en/release/1003213/ontario-first-in-canada-to-provide-coverage-for-new-als-treatment?utm_source=chatgpt.com

NeuroSense is progressing the Canadian NDS in parallel with preparations for PARAGON, its confirmatory Phase 3 clinical study of PrimeC in ALS.

About NeuroSense

NeuroSense Therapeutics is a late-clinical stage biotechnology company developing novel treatments for severe neurodegenerative diseases, including amyotrophic lateral sclerosis (ALS) and Alzheimer’s disease. The Company’s lead product candidate, PrimeC, is a novel oral therapy designed to target multiple key biological pathways underlying disease progression, including neuroinflammation, oxidative stress and dysregulated iron metabolism.

NeuroSense has recently completed analysis of long-term follow-up data from its Phase 2b PARADIGM study in ALS, supporting meaningful slowing of disease progression. The Company also reported significant biological activity across multiple biomarkers associated with ALS, including microRNAs, supporting PrimeC’s multi-target mechanism of action and representing a potentially important advance in the treatment of ALS.

NeuroSense has received clearance from the U.S. Food and Drug Administration (FDA) to initiate a pivotal Phase 3 clinical trial (PARAGON) in ALS, which is expected to enroll approximately 300 participants, primarily in the United States.

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About PrimeC

PrimeC, NeuroSense’s lead drug candidate, is a novel extended-release oral formulation composed of a unique fixed-dose combination of two FDA-approved drugs: ciprofloxacin and celecoxib. PrimeC is designed to target several key mechanisms that contribute to neuron degeneration, inflammation, iron accumulation and impaired ribonucleic acid (“RNA”) regulation, with the potential to inhibit disease progression.

About ALS

Amyotrophic lateral sclerosis (“ALS”) is an incurable neurodegenerative disease that causes complete paralysis and death within 2-5 years from diagnosis. Every year, more than 5,000 people are diagnosed with ALS in the U.S. alone, with an annual disease burden of $1 billion. The number of people living with ALS is expected to grow by 24% by 2040 in the U.S. and EU.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on NeuroSense Therapeutics’ current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict and include statements regarding the timing of the filing of the NDS with Health Canada for PrimeC, the timing of review by Health Canada of the NDS and the commercial potential of PrimeC. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. The future events and trends may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward looking statements. These risks include risks of delay in the planned filing of the NDS with Health Canada; the risk of delay in the review by Health Canada of the NDS; the risk that Health Canada will not approve the NDS; the uncertainty regarding the commercial potential of PrimeC; uncertainty regarding outcomes and the timing of current and future clinical trials; the risk that PrimeC will not advance towards later-stage development, timing for reporting data, including from the study of PrimeC in Alzheimer’s disease; that the study will not be successful; the ability of NeuroSense to remain listed on Nasdaq; and other risks and uncertainties set forth in NeuroSense’s filings with the Securities and Exchange Commission (SEC). You should not rely on these statements as representing our views in the future. More information about the risks and uncertainties affecting NeuroSense is contained under the heading “Risk Factors” in the Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 31, 2026 and NeuroSense’s subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and NeuroSense undertakes no duty to update such information except as required under applicable law.